15045729

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 2 6 2015 WASH, DC 201

SEC FILE NUMBER
8- 35381

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOSC, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Williams Center, Plaza East
(No. and Street)

Tulsa, Oklahoma 74172
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Ledvora (405) 272-2311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Williams Center, Suite 1700 Tulsa, Oklahoma 74172
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Ledvora, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOSC, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

x Notary Public State of Oklahoma CYNTHIA D. BLACK OKLAHOMA COUNTY COMMISSION #00015086 Comm. Exp. 10-14-2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSC, Inc.

Financial Statements
and Supplemental Information
As of and for the Year Ended
December 31, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
1700 One Williams Center
Tulsa, OK 74172-0117

Tel: +1 918 560 3600
Fax: +1 918 560 3691

Report of Independent Registered Public Accounting Firm

The Board of Directors
BOSC, Inc.

We have audited the accompanying statement of financial condition of BOSC, Inc. (the Company), as of December 31, 2014, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOSC, Inc. at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 25, 2014

BOSC, Inc.

Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	9,563,706
Receivables from broker/dealers		8,242,741
Revenues receivable from investment banking activities		1,935,648
Interest receivable		341,249
Receivable from affiliates		62,024
Prepaid expenses and other assets		1,186,023
Securities, at fair value		67,652,482
Furniture, fixtures, software and equipment, at cost, less accumulated depreciation of $1,255,250		415,287
Deferred tax asset		1,984,120
Deposits with third parties		2,542,900
Margin deposits		500,000
Total assets	$	94,426,180
Liabilities and stockholder's equity		
Accrued operating expenses	$	8,399,778
Net payable for unsettled regular-way trades		346,116
Securities sold not yet purchased		11,767,015
Total liabilities		20,512,909
Stockholder's equity:		
Common stock, $10 par value – 2,500 shares authorized and issued		25,000
Additional paid-in capital		51,098,495
Retained earnings		22,789,776
Total stockholder's equity		73,913,271
Total liabilities and stockholder's equity	$	94,426,180

See accompanying notes.

BOSC, Inc.

Statement of Income
Year Ended December 31, 2014

Revenues		
Brokerage fees and commissions	$	33,579,551
Trading gains and losses, net		21,201,659
Investment banking fees and commissions		17,509,003
Interest income		1,267,642
Other revenue		385,835
Total operating revenues		73,943,690
Expenses		
Personnel expense		48,872,462
Affiliate allocated expenses		11,326,021
Equipment rental		2,208,574
Business promotion		1,307,572
Clearance fees		1,790,064
Professional fees		1,540,250
Data processing		1,136,105
Administrative expense		844,339
Brokerage licensing and registration		679,502
Other		415,330
Depreciation and amortization		43,016
Interest		133,164
Total operating expenses		70,296,399
Income before income tax provision		3,647,291
Income tax provision		1,188,170
Net income	$	2,459,121

See accompanying notes.

BOSC, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Common Stock		Additional		
	Shares	Par Value	Paid- in Capital	Retained Earnings	Total
Balance January 1, 2014	2,500	$ 25,000	$ 50,904,644	$ 20,330,655	$ 71,260,299
Net income	—	—	—	2,459,121	2,459,121
Capital provided by stock-based compensation	—	—	145,454	—	145,454
Tax benefit on exercise of stock options	—	—	48,397	—	48,397
Balance, December 31, 2014	2,500	$ 25,000	$ 51,098,495	$ 22,789,776	$ 73,913,271

See accompanying notes.

BOSC, Inc.

Statement of Cash Flows
Year Ended December 31, 2014

Operating activities		
Net income	$	2,459,121
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		43,016
Tax benefit on exercise of stock options		48,397
Stock-based compensation		145,454
(Increase) decrease in operating assets:		
Cash, customer reserve account		600,000
Fails-to-deliver		5,923,068
Securities purchased under agreements to resell		12,753,750
Commissions receivable from broker/dealer		(5,083,871)
Revenues receivable from investment banking activities		(1,277,050)
Interest receivable		(131,422)
Receivable from affiliates		(62,024)
Prepaid expenses and other assets		(209,395)
Securities, at fair value		(32,360,347)
Deferred tax asset		(422,922)
Deposits with third parties		(897,450)
Increase (decrease) in operating liabilities:		
Accrued operating expenses		1,219,300
Payable to affiliates		(499,276)
Net payable for unsettled regular-way trades		(3,268,139)
Securities sold not yet purchased		11,767,015
Obligation to return securities received as collateral		(12,630,466)
Fails-to-receive		(4,236,576)
Net cash used in operating activities		(26,119,817)
Investing activities		
Purchases of furniture, fixtures, and equipment		(117,047)
Financing activities		
Tax benefit on exercise of options		48,397
Net decrease in cash		(26,188,467)
Cash and cash equivalents at beginning of year		35,752,173
Cash and cash equivalents at end of year	$	9,563,706
Supplemental disclosure of cash flow information		
Cash paid for interest	$	4,803
Cash paid for taxes	$	638,143

See accompanying notes.

1. Organization and Description of Business

BOSC, Inc. ("BOSC" or "the Company"), a wholly owned subsidiary of BOK Financial Corporation ("the Parent"), is a registered broker/dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). BOSC is a registered investment adviser with the SEC under the Investment Advisers Act of 1940. BOSC is permitted to transact business as a broker/dealer in all 50 states, subject to certain state securities regulations. BOSC is registered with the SEC as a municipal adviser and with the Municipal Securities Rulemaking Board. BOSC's Parent is a financial holding company, authorized to conduct the full range of activities permitted under Section 4(k) of the US Bank Holding Company Act.

BOSC is a full-service securities firm and engages in investment banking, trading and underwriting, and retail and institutional securities sales. BOSC offers a variety of investment options, including mutual funds, unit investment trusts, variable annuities, municipal and other fixed-income securities, stocks, real estate investment trusts, exchange-traded funds and financial advisory services. BOSC financial consultants use a network of branch offices located primarily within branches of its national bank affiliate, BOKF, NA in Oklahoma, Texas, New Mexico, Kansas/Missouri, Colorado, Arkansas and Arizona. BOSC also services clients through standalone offices in Wisconsin and California. As a bank-affiliated broker/dealer, BOSC is required to disclose to clients and potential clients its relationship with the Parent and that investments (1) are not insured by the Federal Deposit Insurance Corporation, (2) are not deposits or other obligations of and are not guaranteed by any bank or bank affiliate, and (3) are subject to risks, including possible loss of principal invested.

BOSC's securities transactions are executed and customer accounts are carried and cleared on a fully disclosed basis with Pershing, LLC ("Pershing"), a clearing broker/dealer and a wholly owned subsidiary of Bank of New York Mellon ("BNY"). Pershing is a member of FINRA, the New York Stock Exchange and the Securities Investor Protection Corporation.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes bank deposit accounts and money market funds and excludes the customer reserve account. As of December 31, 2014, cash and cash equivalents includes $3,213,660 in a money market fund sponsored by an unrelated global investment bank and $601,355 is on deposit with an unaffiliated bank. Additionally, $4,541,749 is on deposit with BOKF, NA and $1,206,942 is held in a money market fund sponsored by BOKF, NA.

Cash, Customer Reserve Account

During 2014, the Company migrated all of its clearing operations to Pershing. Prior to this migration, a portion of clearing operations were performed by BOKF, NA and BOSC was required to segregate cash into a special customer reserve account pursuant to SEC Rule 15c3-3, which was on deposit with BNY. Effective November 25, 2014, FINRA amended BOSC's membership agreement and accordingly BOSC is no longer required to segregate cash into a special customer reserve account.

Depreciation and Amortization

Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets. The majority of the assets are software and furniture, the estimated useful lives of which range from three to ten years.

Fails-to-deliver and Fails-to-receive

Funds due or payable for trades that do not settle on the contractual settlement date are reclassified from the net payable for unsettled regular-way trades to failed trade recognition. Funds due for sold securities are reflected as fails-to-deliver, and funds owed for purchased securities are reflected as fails-to-receive. At December 31, 2014, the Company did not have any trades which did not settle on the contractual settlement date.

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are reflected at the contract price for the purchase of a security. Interest is accrued over the term of the contract and included in the contract price. The liability to purchase a similar security to resell to the counterparty is reflected at fair value in obligation to return securities received as collateral, at fair value in the Statement of Financial Condition, with unrealized gains and losses included in Trading gains and losses, net, in the Statement of Income. The Company had no securities purchased under agreement to resell at December 31, 2014.

Receivables From Broker/Dealers

BOSC has receivables from broker/dealers which primarily consists of excess margin and commission receivable from Pershing, net of payables for unsettled trades. Also included are receivables from other broker/dealers for commissions earned from the sales of investment and receivables for commission from the sale of insurance products. BOSC may reserve for uncollectible accounts based on an aging analysis and estimated collectability of those receivables. No reserve was recorded at December 31, 2014. Amounts not collected after 90 days are generally written off.

Revenues Receivable From Investment Banking Activities

Revenues for investment banking activities are accrued when all significant responsibilities have been completed and the underwriting revenue has been determined. BOSC evaluated the aging and collectability of these receivables and no reserve was recorded at December 31, 2014.

Securities, at Fair Value

Securities are acquired by the Company for profit through resale with purchases carried at fair value with unrealized gains and losses included in trading gains and losses, net, in the Statement of Income. The purchase or sale of securities is recognized on a trade date basis. Realized gains or losses are based upon the cost of the specific security sold and included in trading gains and losses, net, in the Statement of Income.

Net Payable for Unsettled Regular-way Trades

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities Sold Not Yet Purchased

Securities sold not yet purchased represents the liability for securities sold that are not yet owned by BOSC. BOSC is obligated to purchase the securities at a future date at the then current market price. Securities sold not yet purchased are recorded at fair value on a trade date basis.

Revenue Recognition

BOSC receives a percentage of commissions that Pershing charges its customers, as described in the clearing contract with Pershing. The agreement requires BOSC to indemnify Pershing for uncollected amounts relating to customers introduced by BOSC.

Fees and commissions earned for security trades are recorded on a trade-date basis.

Commissions on sales of annuities are recorded when the contracts are accepted by the insurance companies.

Investment banking fees and commissions include gains, losses, and underwriting fees, net of syndicate expenses, arising from securities in which BOSC acts as underwriter. Investment banking revenue also includes fees earned from providing financial advisory services and structured financing services. Revenue is recognized at the time the underwriting or service is substantially complete and the income is reasonably determinable.

Newly Adopted and Pending Accounting Pronouncements

FASB Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09")

On May 28, 2014, the FASB issued ASU 2014-09 to clarify the principles for recognizing revenue by providing a more robust framework that will give greater consistency and comparability in revenue recognition practices. In the new framework, an entity recognizes revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for goods or services. The new model requires the identification of performance obligations included in contracts with customers, a determination of the transaction price and an allocation of the price to those performance obligations. The entity recognizes revenue when performance obligations are satisfied. ASU 2014-09 is effective for the Company for annual reporting periods beginning after December 15, 2016. The Company is evaluating the impact the adoption of ASU 2014-09 will have on the Company's financial statements.

3. Net Capital Requirements

BOSC is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital, as therein defined, and requires that the ratio of aggregate indebtedness, defined as total money liabilities of a broker/dealer arising in connection with any transaction subject to certain exclusions, to net capital, shall not exceed 15 to 1 (or 1500%).

At December 31, 2014, BOSC's net capital position was as follows:

Net capital, as defined	$	62,244,913
Net capital required		605,487
Excess capital	$	61,639,426
Net capital ratio***		14.59%

***The net capital ratio is calculated as aggregate indebtedness, as defined, divided by net capital.

BOSC does not carry its own customer accounts.

4. Deposits With Third Parties

As of December 31, 2014, deposits with third parties totaled $2,542,900, including a $100,000 cash security deposit with Pershing for the purpose of maintaining a fully disclosed clearing arrangement, and underwriting good faith deposits of $2,442,900, which are provided to issuers as a guarantee of performance.

5. Margin Deposits

Margin deposits of $500,000 as of December 31, 2014, consisted of cash on deposit with Pershing in a preferred stock trading account. BOSC buys and holds preferred stock in a Pershing firm account for the purpose of selling to BOSC customers. The preferred stock is held on margin and, as such, requires a 50% deposit against the margin balance. The unused portion of the margin balance at Pershing does not currently earn interest.

At December 31, 2014, the Company's margin requirement for proprietary securities was $4,053,571 and was adequately fulfilled by Securities held at Pershing.

6. Related-Party Transactions

As of December 31, 2014, receivable from affiliates of $62,024 included income taxes receivable from the Parent of $739,010, net of $676,986 of net payables to BOKF, NA for intercompany settlement of certain operating expenses. BOSC's financial obligations to BOKF, NA are guaranteed by a pledge of cash collateral by the Parent.

The income taxes receivable from the Parent of $739,010 included receivables of $611,572 for federal income taxes and $127,438 of receivables for state income taxes. BOSC is included in the consolidated income tax return filed by the Parent. Pursuant to a tax sharing agreement between BOSC and the Parent, income taxes are allocated to BOSC on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from the Parent.

BOSC affiliate allocated expenses are paid to third parties by BOKF, NA. In 2014, BOSC incurred $11,326,021 of general and administrative expenses allocated to BOSC by, and reimbursable to, BOKF, NA. Of this, management fees were $8,583,059, occupancy costs were $1,991,491, communication costs were $240,856, and other expenses were $510,615.

BOSC has two secured revolving lines of credit with BOKF, NA and an unsecured revolving line of credit with the Parent, as discussed in Note 8.

BOKF, NA may serve as trustee for municipal bond issues underwritten by BOSC. In that role, BOKF, NA assumes responsibility for all distributions of the proceeds along with payments for principal and interest to the bondholders through maturity.

In compliance with applicable regulations, BOSC may provide broker/dealer services for certain executive officers, directors, and affiliates of the Parent.

BOSC is the Distributor of the Cavanal Hill Funds ("the Funds"). Cavanal Hill Investment Management, Inc. serves as the Investment Advisor and Administrator for the Funds and is a subsidiary of BOKF, NA. BOKF, NA serves as Custodian of the Funds. BOSC received $50,254 in fees primarily for serving as a dealer of the Funds, and as the Distributor of the Funds.

There were no subordinated borrowings during 2014.

7. Financial Instruments

Fair value is defined by applicable accounting guidance as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the principal market for the given asset or liability at the measurement date based on market conditions at that date.

A hierarchy for fair value has been established that categorizes into three levels the inputs to valuation techniques used to measure fair value:

Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1) - Fair value is based on unadjusted quoted prices in active markets for identical assets or liabilities.

Significant Other Observable Inputs (Level 2) - Fair value is based on significant other observable inputs, which are generally determined based on a single unadjusted price for each financial instrument provided by an applicable third-party pricing service and is based on one or more of the following:

- Quoted prices for similar, but not identical, assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable, such as interest rate and yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates; and
- Other inputs derived from or corroborated by observable market inputs.

Significant Unobservable Inputs (Level 3) - Fair value is based on model-based valuation techniques for which at least one significant assumption is not observable in the market.

Transfers between levels are recognized as of the end of the reporting period. There were no transfers in or out of quoted prices in active markets for identical instruments, significant other observable inputs or significant unobservable inputs for the year ended December 31, 2014.

The underlying methods used by the third-party pricing services are considered in determining the primary inputs used to determine fair values. Management has evaluated the methodologies employed by the third-party pricing services by comparing the price provided by the pricing service with other sources, including brokers' quotes, sales or purchases of similar instruments and discounted cash flows to establish a basis for reliance on the pricing service values. Significant differences between the pricing service provided value and other sources are discussed with the pricing service to understand the basis for their values. Based on all observable inputs, management may adjust prices obtained from third-party pricing services to more appropriately reflect the prices that would be received to sell assets or paid to transfer liabilities in orderly transactions in the current market. No significant adjustments were made to prices provided by third-party pricing services at December 31, 2014.

Certain assets and liabilities recorded in the financial statements are measured at fair value on a recurring basis are as follows as of December 31, 2014:

	Total	Quoted Prices in Active Market for Identical Instruments	Significant Other Observable Inputs	Significant Unobservable Inputs
Assets				
Securities:				
Obligations of the Federal Home Loan Bank	$ 15,517,539	$ —	$ 15,517,539	$ —
State and municipal obligations	38,951,201	—	38,951,201	—
Other corporate obligations	13,183,742	—	13,183,742	—
Total securities	$ 67,652,482	$ —	$ 67,652,482	$ —
Liabilities				
Securities sold not yet purchased	$ 11,767,015	$ 11,767,015	$ —	$ —

The carrying value of cash and cash equivalents approximates fair value based on the short term nature of these items.

BOSC is engaged in various trading and brokerage activities in which counterparties are primarily broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, BOSC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is BOSC's policy to review, as necessary, the credit standing of each counterparty and each issuer.

8. Funding Arrangements

In addition to its own resources, BOSC utilizes financing agreements with BOKF, NA and BNY as funding sources for its trading and investment banking activities.

BOSC has two revolving lines of credit with BOKF, NA of $60 million and $20 million. As of December 31, 2014, there were no amounts drawn on either line of credit. Any outstanding amounts under the $60 million line are fully collateralized by qualifying securities from the trading securities portfolio. Any outstanding amounts under the $20 million line must be fully collateralized by U.S. Treasuries or securities issued by U.S. government agencies. BOKF, NA does not have the right to sell or re-pledge these securities. For both lines of credit, interest is based on the 30-day LIBOR rate plus 1.50% and is paid monthly. Both lines mature on November 20, 2015. It is anticipated both lines will be renewed with substantially the same terms.

BOSC has an unsecured $15 million revolving line of credit with the Parent, for which no amount was drawn as of December 31, 2014. The primary purpose of the line is to provide additional liquidity and other uses, as allowed with prior approval from the Parent. Interest is based on the 30-day LIBOR rate plus 1.50%, not to fall below 3%, and is paid monthly. The line matures on May 13, 2015, and is expected to be renewed with substantially the same terms.

In addition, BOSC has the ability to borrow funds from Pershing for the purposes of financing securities purchases or to facilitate funding of investment banking activities, on terms to be negotiated at the time of the borrowing. BOSC had no borrowings from Pershing outstanding at December 31, 2014.

9. Commitments and Contingencies

BOSC is an introducing broker to Pershing for equity and fixed income investment transactions pursuant to a fully disclosed clearing agreement. As such, BOSC has agreed to indemnify Pershing against potential losses due to a customer's failure to settle a transaction or repay a margin loan. Equity and fixed income transactions are settled within three business days of the trades date. Margin loans are due on demand. All unsettled transactions are collateralized by the security being purchased. Margin loans are secured as required by the Board of Governors of the Federal Reserve Regulation T, *Credit by Brokers and Dealers*. At December 31, 2014, the total amount of customer balances subject to indemnification was $71,872. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The fair value of the guarantee is not significant and no amount was recorded on BOSC's Statement of Financial Condition to reflect this contingent liability based on an assessment of probable loss.

The Director of the New Mexico Securities Division of the State of New Mexico Regulation and Licensing Department has issued a Notice of Contemplated Action in connection with the purchase of various municipal bonds by the elected County Treasurer of Bernalillo County, New Mexico from the Company. The Director seeks to determine whether to seek sanctions, which could include a fine and/or the suspension or revocation of registration, on the grounds that the Company violated the suitability rule. The Company has been advised by its counsel that there is no basis to suggest the Director should make such a determination.

In the ordinary course of business, BOSC is subject to legal actions and complaints. Management believes, based upon the opinion of counsel, that actions and liability or loss, if any, resulting from the final outcomes of any such actions and complaints will not have a material effect on the Company's financial condition, results of operations or cash flows.

For 2014, BOSC expensed $1,893,239 for certain information services contracts and has commitments to purchase information services of $2,484,989 in 2015 and $1,013,265 in 2016.

In the normal course of business, BOSC enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2014, and were subsequently settled, had no material effect on the financial statements.

10. Income Taxes

The deferred tax asset of $1,984,120 reflects the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The net deferred tax assets consists of deferred tax assets of $2,745,825 and deferred tax liabilities of $761,705. A valuation allowance is provided when it is more likely than not that some portion of the entire deferred tax asset may not be realized based on taxes previously paid in net loss carry-back periods and other factors. No valuation allowance was required at December 31, 2014. The significant components of deferred income taxes principally relate to stock-based compensation, accrued liabilities and prepaid expenses.

The reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the effective income tax expense, for the year ended December 31, 2014, was as follows:

	Amount	Percent
Tax expense at U.S. statutory rate	$ 1,276,557	35 %
State income tax, net of federal tax benefit	153,203	4 %
Tax-exempt revenue	(357,874)	(10)%
Meals and entertainment	115,758	3 %
Other	526	— %
Total income tax expense	$ 1,188,170	32 %

Significant components of the income tax provision for the year ended December 31, 2014, were as follows:

Current:	
Federal	$ 1,367,711
State	311,425
Total current	1,679,136
Deferred:	
Federal	(441,743)
State	(49,223)
Total deferred	(490,966)
Total income tax expense	$ 1,188,170

Based on the provisions of Accounting Standards Codification (ASC) 740, *Income Taxes*, regarding uncertain tax positions (formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*) at December 31, 2014 there were no unrecognized tax benefits recorded. If unrecognized tax benefits were recorded, the related interest and penalties would be recorded in income tax expense.

Federal statute remains open for federal tax returns filed in the previous three reporting periods. Various state income tax statutes remain open for the previous three to six reporting periods.

11. Employee Benefits

BOSC employees who meet certain service requirements may participate in a defined-contribution thrift plan sponsored by BOKF. Employee contributions are matched by BOSC equal to 6% of base compensation as defined in the plan. BOSC matching contribution rates range from 50% for employees with less than four years of service to 200% for employees with 15 or more years of service. Additionally, a maximum non-elective annual contribution of up to $750 is made for employees whose annual base compensation is less than $40,000. Participants may direct investments in their account to a variety of options, including a BOKF common stock fund. Employer contributions invested in accordance with the participant's investment options vest over five years. BOSC employees who satisfy certain age and service requirements also participate in a defined-benefit cash balance pension plan sponsored by BOKF. BOSC incurred total expenses of $3,985,235, included in the allocation of personnel expense, from these plans in 2014.

BOSC's employees may also be awarded stock-based compensation through BOKF's employee stock option plan. Grant date fair value of stock options is based on the Black-Scholes option pricing model. Compensation cost is recognized as expense over the applicable service period. The Parent allocated $213,496 of compensation expense related to stock options during 2014 to BOSC, which is included in personnel expense.

12. Subsequent Events

BOSC has evaluated events from the date of the financial statements on December 31, 2014, through the issuance of those financial statements on February 25, 2015. No events were identified requiring recognition and/or disclosure in the financial statements.

Supplemental Information

BOSC, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended December 31, 2014

Net capital		
Stockholder's equity	$	73,913,272
Deduct ownership equity not allowable for net capital		—
Total ownership equity qualified for net capital		73,913,272
Non-allowable assets:		
Securities owned, defined by SEC rule as not readily marketable		1,446,458
Deferred tax asset		1,984,120
Prepaid expenses and other assets		1,186,023
Commissions receivable		1,836,495
Fixed assets		415,287
Federal and state income taxes receivable		739,010
Other assets		600,167
Total non-allowable assets		8,207,560
Other deductions or charges		71,872
Net capital before haircuts		65,633,840
Haircuts on securities		(3,388,927)
Net capital	$	62,244,913
Computation of basic net capital requirement		
Minimum net capital required (1/15 of aggregate indebtedness)	$	605,487
Minimum dollar net capital requirement	$	100,000
Net capital requirement	$	605,487
Excess net capital	$	61,639,426
Computation of aggregate indebtedness		
Total aggregate indebtedness	$	9,082,302
Deduct adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		—
Total aggregate indebtedness	$	9,082,302
Percentage of aggregate indebtedness to net capital		14.59%

BOSC does not carry its own customer accounts.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2014, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.

BOSC, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission Year Ended December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

BOSC does not carry its own customer accounts.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2014, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.

BOSC, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission Year Ended December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2014, Part II FOCUS report.

Note: BOSC does not carry its own customer accounts.

See accompanying Report of Independent Registered Public Accounting Firm.

SEC MAIL PROCESSING
RECEIVED
FEB 26 2015
WASH. D.C. 201 SECTION

General Assessment Reconciliation

BOSC, Inc.
For the Fiscal Period from January 1, 2014 through December 31, 2014
With Report of Independent Registered Accounting Firm

BOSC, Inc.
General Assessment Reconciliation

For the Fiscal Period from January 1, 2014 through December 31, 2014

Contents

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BOSC, Inc.
One Williams Center, Plaza East
Tulsa, Oklahoma 74172

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Ledvora (405) 272-2311

2. A. General Assessment (item 2e from page 2)		$ 145,658
B. Less payment made with SIPC-6 filed (exclude interest) 07/14/14 Date Paid		(92,241)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		53,417
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 53,417
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 53,417	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BOSC, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25th day of February, 2015.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning 01/01, 2014 and ending 12/31, 2014 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 73,943,690
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	80,692
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	105,882
(7) Net loss from securities in investment accounts.	0
Total additions	186,574
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	13,167,578
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	2,556,270
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 133,163	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	133,163
Total deductions	15,867,011
2d. SIPC Net Operating Revenues	$ 58,263,253
2e. General Assessment @ .0025	$ 145,658

(to page 1, line 2.A.)

EY
Building a better working world

Ernst & Young LLP
1700 One Williams Center
Tulsa, OK 74172-0117

Tel: +1 918 560 3600
Fax: +1 918 560 3691
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of BOSC, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of BOSC, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating BOSC, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. BOSC, Inc.'s management is responsible for BOSC, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, to the outgoing FED wire message.

   There were no findings.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, to amounts recorded in the general ledger and working papers as prepared by management.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

EY
Building a better
working world

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2015

BOSC, Inc.
Exemption Report
For the Fiscal Period from June 1, 2014 through December 31, 2014
With Report of Independent Registered Public Accounting Firm

BOSC, Inc.
Exempt Report

For the Fiscal Period from June 1, 2014 through December 31, 2014

Contents

BOSC, Inc.
Exemption Report
For the Fiscal Period from June 1, 2014 through December 31, 2014

BOSC, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) at December 31, 2014.

The Company met the identified exemption provisions in C.F.R. §240.15c3-3(k)(2)(ii) for the period from November 25, 2014 through December 31, 2014 without exception.

BOSC, Inc.

I, Robert Ledvora, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Signed: Robert Ledvora

Title: Chief Financial Officer

Date: February 25, 2015

EY
Building a better working world

Ernst & Young LLP
1700 One Williams Center
Tulsa, OK 74172-0117

Tel: +1 918 560 3600
Fax: +1 918 560 3691

Report of Independent Registered Public Accounting Firm

The Board of Directors
BOSC, Inc.

We have reviewed management's statements, included in the accompanying BOSC, Inc.'s Exemption Report, in which (1) BOSC Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision for the period from November 25, 2014 through December 31, 2014 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2015